Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021)	October 13, 2023

OFS Credit Company, Inc.
$130,000,000
Common Stock
This prospectus supplement supplements the prospectus dated June 7, 2021, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, and Amendment No. 5 thereto, dated August 15, 2023, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to October 12, 2023, we sold a total of 6,822,650 shares of common stock at a weighted average price of $10.59 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $71.3 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

September 2023 Financial Update
On October 13, 2023, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of September 30, 2023 is between $7.69 and $7.79. This estimate is not a comprehensive statement of our financial condition or results for the month ended September 30, 2023. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending October 31, 2023, which will be reported in our Annual Report on Form N-CSR.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after September 30, 2023 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by rising interest rates and elevated inflation rates, the ongoing war between Russia and Ukraine or current conflict in Israel, instability in the U.S. and international banking systems, the risk of recession or a shutdown of government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this September 2023 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
Series B Term Preferred Stock Redemption
On October 5, 2023, we delivered a notice to the holder of the 6.60% Series B Term Preferred Stock Due 2023 (the “Series B Preferred Shares”) regarding the redemption of all of the issued and outstanding Series B Preferred Shares on November 19, 2023 (the “Redemption Date”). We will redeem all 120,000 Series B Preferred Shares on the Redemption Date for a redemption price of $25 per Series B Preferred Share, plus the accumulated but unpaid dividends per Series B Preferred Share from November 1, 2023 to, but excluding, the Redemption Date. The total redemption price for all Series B Preferred Shares, including the accumulated unpaid dividends, will be $3,009,900.